March 16, 2015

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn: Jeffrey P. Riedler, Assistant Director

Re:	Odyssey Group International, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed February 26, 2015 File No. 333-200785

Dear Mr. Riedler:

We are counsel to Odyssey Group International, Inc., a Nevada corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. The Company has revised Amendment No. 2 to the Registration Statement on Form S-1 filed (file No. 333-200785) (the “Registration Statement”) to address each of the comments set forth in the staff’s comment letter dated March 11, 2015. Set forth below are each of the staff’s comments (in bold) to Amendment No. 2 to the Registration Statement and the Company’s responses thereto. In relation thereto, the Company is filing with you concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 2”), which contains the revisions made to Amendment No. 2 to the Registration Statement pursuant to the staff’s comments. A copy of Amendment No. 3 marked to show all changes is attached hereto for your convenience.

General

1.	We note your statement under “Our Business Model” on page 16 that, “[be]cause there are many third party manufacturers capable of manufacturing our products and we can quickly switch from one manufacturer to another, we do not expect to be dependent on any single third party manufacturer.” We also note the revised disclosure on page 17 under “Competition” that, you “currently hold all of the rights to make, use and sell the Regenefit formula.” However, in the first full risk factor on page 6 you state that, “UI retains certain right to the manufacturing and blending procedures.” Please revise your disclose wherever necessary throughout the prospectus to reconcile these apparent discrepancies. Discuss any restrictions that may prevent you from contracting with another manufacturer and to clarify whether UI has retained any rights that may impair “all of [your] rights to make, use and sell the Regenefit formula.”

Securities and Exchange Commission

March 16, 2015

We have revised the disclosure to clarify that Ubiquity, Inc. retains the rights to its proprietary methods of blending, but no rights in the formula owned by the company. We have also revised the disclosure throughout to clarify that UI’s rights do not affect the company’s ability to use other manufacturers.

We may have difficulty raising additional capital…, page 3

2.	Please expand your disclosure in the last risk factor on page 3 to describe the potential risks to stockholders from additional financings including any issuance of convertible or non-convertible debt and senior equity. In that regard, we refer you to your previous risk factor on the top of page 7.

We have revised such risk factor to disclose the risks relating to additional financings.

The loss of or nonperformance of suppliers…page 5

2.	We refer you to your disclosure in this risk factor that, “[w]e also license the right to distribute some of our products from third parties.” Please expand your disclosure to identify the product(s) and licensor(s) referenced in this risk factor.

We have deleted this statement as the company does not currently license any products.

If our copyrights and trade secrets…, page 5

4.	Please revise your disclosure to remove the word “generally” in your statement “our products are generally not patented.”

We have removed the word “generally” from this risk factor.

Our trade secrets could be misappropriated…, page 6

5.	Please describe the term “UI” at its first use in this risk factor.

We have revised this risk factor to define “UI.”

Securities and Exchange Commission

March 16, 2015

An increase in the price and shortage of supply…, page 6

6.	We note your disclosure in this risk factor regarding “certain key raw materials” and your disclosure related to raw materials on page 16, “Suppliers, Sources and Availability of Raw Materials” and “Regenefit.” Please revise your disclosure to resolve any inconsistencies.

We have revised the disclosure to resolve any inconsistencies regarding raw materials and the risks relating to availability and pricing.

7.	We note your risk factor discusses the risk related to changes in raw material prices. We also note your disclosure under “Suppliers, Sources and Availability of Raw Materials” on page 16, states that you do not bear risk relating to market prices of raw materials as these prices are fixed. Please revise your disclosure to resolve any inconsistencies.

We have revised the disclosure to resolve any inconsistencies regarding raw materials and the risks relating to availability and pricing.

General Development of the Business, page 15

8.	We note your disclosure with respect to your agreements with UI Ubiquity International, LLC (“UI”) and Well-med Global LLC (“Well-med”). Please revise your disclosure to discuss the following:

• Please describe whether the “UI” manufacturing agreement is exclusive and any describe and termination provisions.

• Please explain the mechanism by which you may become the exclusive distributor of RegeneFit™. In that regard, we note your disclosure states that if you meet certain purchase minimums then you will be the exclusive distributor of the RegeneFit™ product.

We have revised the disclosure to clarify that the UI agreement is not exclusive and the company may terminate the agreement on 60-days’ notice. The disclosure has been further revised to clarify that the company has exclusive rights to distribute Regenfit and that the pricing is dependent upon certain minimum purchase requirements.

Securities and Exchange Commission

March 16, 2015

Our Business Model, page 16

9. We note your disclosure that you, “will rely on third party manufacturers to produce previously introduced athletic enhancement products.” Please revise the disclosure to clarify, if true, that you currently market only one product. In the alternative, identify the additional products.

We have revised the disclosure to clarify that the company has recently completed development of a new product and expects to introduce it in the second quarter of 2015.

Liquidity and Capital Resources, page 21

10. Please expand your disclosure to include a brief description of the collateral and conversion terms of the loan discussed in the second paragraph and state whether the Holder or the Company has the right to determine repayment or conversion on April 1, 2015. In addition, please include a risk factor following your last risk factor on page 3, to discuss the risks to your business and stockholders resulting from the potential conversion and repayment of the loan.

We have revised the disclosure to describe the collateral. However, we also disclose that this note was paid in full as of March 11, 2015.

Security Ownership of Certain Beneficial Owners and Management, page 25

11. We note your revised disclosure pursuant to our prior comment 28. Please revise the total number of shares Mr. Miller beneficially owns to include the EcoScientific Inc. shares, in accordance with Rule 13d-3 of the Securities Exchange Act of 1934.

We have revised the table to correctly reflect Mr. Miller’s beneficial ownership.

Related Party Transactions, page 26

12. Please expand your disclosure relating to the Contribution Agreement referenced in this section to include a description of the agreement including exclusivity provisions, purchase requirements, any conditions that must be achieved or maintained in order to maintain exclusivity in the rights to the Formula or its distribution, duration and termination provisions. In that regard, we refer you to your disclosure in the last sentence of the third paragraph on page 15.

Securities and Exchange Commission

March 16, 2015

We have revised this disclosure accordingly. Please be aware that the disclosure on page 15 did not relate to the Contribution Agreement, but rather the agreement with Ubiquity International, LLC, which was also revised.

The Company and its management acknowledge their responsibility for the accuracy and adequacy of the disclosures they have made in the Registration Statement.

Please contact the undersigned if you have further questions or comments regarding the Registration Statement as amended by Amendment No. 3.

Sincerely,

/s/Christopher A. Wilson
Christopher A. Wilson